UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G

(Amendment No. 4)

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

Antero Resources Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

03674X 106

(CUSIP Number)

December 31, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03674X 106		13G

1	Name of Reporting Persons Warburg Pincus Private Equity VIII, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 5,194 (1)

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 5,194 (1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 5,194 (1)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row 9 less than 1%(2)

12	Type of Reporting Person PN

(1)  The reporting person expressly disclaims beneficial ownership with respect to any shares of Common Stock (as defined in Item 2(d) of this Schedule 13G) in excess of its economic interest in the Common Stock.

(2)  Calculations are based upon 315,632,497 shares of Common Stock of the Issuer outstanding, as set forth in the Form 10-Q of the Issuer filed with the U.S. Securities and Exchange Commission on November 1, 2017.

CUSIP No. 03674X 106		13G

1	Name of Reporting Persons Warburg Pincus Private Equity X, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 11,790,102 (1)

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 11,790,102 (1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 11,790,102 (1)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row 9 3.7%(2)

12	Type of Reporting Person PN

(1)   The reporting person expressly disclaims beneficial ownership with respect to any shares of Common Stock in excess of its economic interest in the Common Stock.

(2)   Calculations are based upon 315,632,497 shares of Common Stock of the Issuer outstanding, as set forth in the Form 10-Q of the Issuer filed with the U.S. Securities and Exchange Commission on November 1, 2017.

CUSIP No. 03674X 106		13G

1	Name of Reporting Persons Warburg Pincus X Partners, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 1,445,774 (1)

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 1,445,774 (1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,445,774 (1)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row 9 less than 1% (2)

12	Type of Reporting Person PN

(1)   The reporting person expressly disclaims beneficial ownership with respect to any shares of Common Stock in excess of its economic interest in the Common Stock.

(2)   Calculations are based upon 315,632,497 shares of Common Stock of the Issuer outstanding, as set forth in the Form 10-Q of the Issuer filed with the U.S. Securities and Exchange Commission on November 1, 2017.

CUSIP No. 03674X 106		13G

1	Name of Reporting Persons Warburg Pincus Private Equity X O&G, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 33,367,991 (1)

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 33,367,991 (1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 33,367,991 (1)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row 9 10.6% (2)

12	Type of Reporting Person PN

(1)   The reporting person expressly disclaims beneficial ownership with respect to any shares of Common Stock in excess of its economic interest in the Common Stock.

(2)   Calculations are based upon 315,632,497 shares of Common Stock of the Issuer outstanding, as set forth in the Form 10-Q of the Issuer filed with the U.S. Securities and Exchange Commission on November 1, 2017.

CUSIP No. 03674X 106		13G

1	Name of Reporting Persons Warburg Pincus X, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 46,604,407 (1)

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 46,604,407 (1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 46,604,407 (1)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row 9 14.8% (2)

12	Type of Reporting Person PN

(1)   The reporting person expressly disclaims beneficial ownership with respect to any shares of Common Stock in excess of its economic interest in the Common Stock.

(2)   Calculations are based upon 315,632,497 shares of Common Stock of the Issuer outstanding, as set forth in the Form 10-Q of the Issuer filed with the U.S. Securities and Exchange Commission on November 1, 2017.

CUSIP No. 03674X 106		13G

1	Name of Reporting Persons Warburg Pincus X GP L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 46,604,407 (1)

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 46,604,407 (1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 46,604,407 (1)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row 9 14.8% (2)

12	Type of Reporting Person PN

(1)   The reporting person expressly disclaims beneficial ownership with respect to any shares of Common Stock in excess of its economic interest in the Common Stock.

(2)   Calculations are based upon 315,632,497 shares of Common Stock of the Issuer outstanding, as set forth in the Form 10-Q of the Issuer filed with the U.S. Securities and Exchange Commission on November 1, 2017.

CUSIP No. 03674X 106		13G

1	Name of Reporting Persons WPP GP LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 46,604,407 (1)

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 46,604,407 (1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 46,604,407 (1)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row 9 14.8% (2)

12	Type of Reporting Person OO

(1)   The reporting person expressly disclaims beneficial ownership with respect to any shares of Common Stock in excess of its economic interest in the Common Stock.

(2)   Calculations are based upon 315,632,497 shares of Common Stock of the Issuer outstanding, as set forth in the Form 10-Q of the Issuer filed with the U.S. Securities and Exchange Commission on November 1, 2017.

CUSIP No. 03674X 106		13G

1	Name of Reporting Persons Warburg Pincus Partners, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 46,609,601 (1)

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 46,609,601 (1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 46,609,601 (1)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row 9 14.8% (2)

12	Type of Reporting Person PN

(1)   The reporting person expressly disclaims beneficial ownership with respect to any shares of Common Stock in excess of its economic interest in the Common Stock.

(2)   Calculations are based upon 315,632,497 shares of Common Stock of the Issuer outstanding, as set forth in the Form 10-Q of the Issuer filed with the U.S. Securities and Exchange Commission on November 1, 2017.

CUSIP No. 03674X 106		13G

1	Name of Reporting Persons Warburg Pincus Partners GP LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 46,609,601 (1)

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 46,609,601 (1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 46,609,601 (1)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row 9 14.8% (2)

12	Type of Reporting Person OO

(1)   The reporting person expressly disclaims beneficial ownership with respect to any shares of Common Stock in excess of its economic interest in the Common Stock.

(2)   Calculations are based upon 315,632,497 shares of Common Stock of the Issuer outstanding, as set forth in the Form 10-Q of the Issuer filed with the U.S. Securities and Exchange Commission on November 1, 2017.

CUSIP No. 03674X 106		13G

1	Name of Reporting Persons Warburg Pincus & Co.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 46,609,601 (1)

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 46,609,601 (1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 46,609,601 (1)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row 9 14.8% (2)

12	Type of Reporting Person PN

(1)   The reporting person expressly disclaims beneficial ownership with respect to any shares of Common Stock in excess of its economic interest in the Common Stock.

(2)   Calculations are based upon 315,632,497 shares of Common Stock of the Issuer outstanding, as set forth in the Form 10-Q of the Issuer filed with the U.S. Securities and Exchange Commission on November 1, 2017.

CUSIP No. 03674X 106		13G

1	Name of Reporting Persons Warburg Pincus LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 46,609,601 (1)

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 46,609,601 (1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 46,609,601 (1)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row 9 14.8% (2)

12	Type of Reporting Person OO

(1)   The reporting person expressly disclaims beneficial ownership with respect to any shares of Common Stock in excess of its economic interest in the Common Stock.

(2)   Calculations are based upon 315,632,497 shares of Common Stock of the Issuer outstanding, as set forth in the Form 10-Q of the Issuer filed with the U.S. Securities and Exchange Commission on November 1, 2017.

CUSIP No. 03674X 106		13G

1	Name of Reporting Persons Charles R. Kaye

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 46,609,601 (1)

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 46,609,601 (1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 46,609,601 (1)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row 9 14.8% (2)

12	Type of Reporting Person IN

(1)   The reporting person expressly disclaims beneficial ownership with respect to any shares of Common Stock other than the common stock of the Issuer owned of record by such reporting person.

(2)   Calculations are based upon 315,632,497 shares of Common Stock of the Issuer outstanding, as set forth in the Form 10-Q of the Issuer filed with the U.S. Securities and Exchange Commission on November 1, 2017.

CUSIP No. 03674X 106		13G

1	Name of Reporting Persons Joseph P. Landy

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 46,609,601 (1)

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 46,609,601 (1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 46,609,601 (1)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row 9 14.8% (2)

12	Type of Reporting Person IN

(1)   The reporting person expressly disclaims beneficial ownership with respect to any shares of Common Stock other than the common stock of the Issuer owned of record by such reporting person.

(2)   Calculations are based upon 315,632,497 shares of Common Stock of the Issuer outstanding, as set forth in the Form 10-Q of the Issuer filed with the U.S. Securities and Exchange Commission on November 1, 2017.

SCHEDULE 13G

This Amendment No. 2 (this “Amendment”) amends and restates in its entirety the Schedule 13G filed on February 17, 2015 (the “Prior Schedule 13G” and together with the Amendment, the “Schedule 13G”).

Item 1(a)	Name of Issuer. The name of the issuer is Antero Resources Corporation, a Delaware corporation (the “Issuer”).
Item 1(b)	Address of Issuer’s Principal Executive Offices. The principal executive offices of the Issuer are located at 1615 Wynkoop Street, Denver, Colorado 80202.

Item 2(a)

Name of Person Filing.
This Schedule 13G is filed on behalf of Warburg Pincus Private Equity VIII, L.P., a Delaware limited partnership (“WP VIII”, and together with its two affiliated partnerships, Warburg Pincus Netherlands Private Equity VIII C.V. I, a company formed under the laws of the Netherlands (“WP VIII CV I”), and WP-WPVIII Investors, L.P., a Delaware limited partnership (“WP-WPVIII Investors”), collectively, the “WP VIII Funds”), Warburg Pincus Private Equity X, L.P., a Delaware limited partnership (“WP X”), Warburg Pincus X Partners, L.P., a Delaware limited partnership (“WP X Partners,” and together with WP X, the “WP X Funds”) and Warburg Pincus Private Equity X O&G, L.P., a Delaware limited partnership (“WP X O&G”).  WP-WPVIII Investors GP L.P., a Delaware limited partnership (“WP-WPVIII GP”) is the general partner of WP-WPVIII Investors.  Warburg Pincus X, L.P., a Delaware limited partnership (“WP X GP”), is the general partner of each of the WP X Funds and WP X O&G.  Warburg Pincus X GP L.P., a Delaware limited partnership (“WP X GP LP”), is the general partner of WP X GP.  WPP GP LLC, a Delaware limited liability company (“WPP GP”), is the general partner of WP X GP LP and WP-WPVIII GP.  Warburg Pincus Partners, L.P., a Delaware limited partnership (“WP Partners”), is (i) the managing member of WPP GP, and (ii) the general partner of WP VIII and WP VIII CV I.  Warburg Pincus Partners GP LLC, a Delaware limited liability company (“WP Partners GP”), is the general partner of WP Partners.  Warburg Pincus & Co., a New York general partnership (“WP”), is the managing member of WP Partners GP.  Warburg Pincus LLC, a New York limited liability company (“WP LLC”), is the manager of each of the WP VIII Funds, the WP X Funds and WP X O&G.  Charles R. Kaye and Joseph P. Landy are each Managing General Partners of WP and Managing Members and Co-Chief Executive Officers of WP LLC and may be deemed to control the Warburg Pincus Reporting Persons (as defined below).  Messrs. Kaye and Landy disclaim beneficial ownership of all shares held by the Warburg Pincus Reporting Persons.

Each of Messrs. Kaye and Landy, together with the WP VIII Funds, the WP X Funds, WP X O&G, WP X GP, WP X GP LP, WP VIII Investors GP, WPP GP, WP Partners, WP Partners GP, WP and WP LLC are collectively referred to herein as the “Warburg Pincus Reporting Persons”.

Item 2(b)	Address of Principal Business Office. The principal business address of each of the Warburg Pincus Reporting Persons is 450 Lexington Avenue, New York, New York 10017.
Item 2(c)	Citizenship. See Item 2(a).
Item 2(d)	Title of Class of Securities. Common Stock, par value $0.01 per share (the “Common Stock”).
Item 2(e)	CUSIP Number. 03674X 106

Item 3	If this statement is filed pursuant to §§240.13d—1(b) or 240.13d—2(b) or (c), check whether the person filing is a:
	☒	Not Applicable
(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a—8);
(e)	☐	An investment adviser in accordance with §240.13d—1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d—1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with §240.13d—1(b)(1)(ii)(G);
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a—3);
(j)	☐	A non-U.S. institution in accordance with §240.13d—1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with §240.13d—1(b)(1)(ii)(K).

Item 4	Ownership.

The information required by Items 4(a)-(c) is set forth in Rows 5-11 of the cover page hereto for each Warburg Pincus Reporting Person and is incorporated herein by reference for each such Warburg Pincus Reporting Person.

Each Warburg Pincus Reporting Person other than Messrs. Kaye and Landy expressly disclaims beneficial ownership with respect to any shares of Common Stock in excess of its economic interest in the Common Stock.  Each of Messrs. Kaye and Landy expressly disclaims beneficial ownership with respect to any Common Stock, other than any Common Stock owned of record by Mr. Kaye or Mr. Landy, respectively.

Item 5	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof certain of the Warburg Pincus Reporting Persons have ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒.

The following Warburg Pincus Reporting Persons have ceased to be the beneficial owner of more than 5 percent of the class of securities: Warburg Pincus Private Equity VIII, L.P., Warburg Pincus Private Equity X, L.P., and Warburg Pincus X Partners, L.P.

Item 6	Ownership of More than Five Percent on Behalf of Another Person.

Other than as set forth herein, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, in excess of 5% of the total outstanding Common Stock.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
Inapplicable.

Item 8	Identification and Classification of Members of the Group.

The Warburg Pincus Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)-3 of the Exchange Act. The joint filing agreement among the Warburg Pincus Reporting Persons to file this Amendment No. 4 to Schedule 13G jointly is attached to the Amendment No. 2 to Schedule 13G previously filed with the U.S. Securities and Exchange Commission by the Warburg Pincus Reporting Person with respect to the issuer on February 12, 2016. Each Warburg Pincus Reporting Person other than Messrs. Kaye and Landy expressly disclaims beneficial ownership with respect to any shares of Common Stock in excess of its economic interest in the Common Stock.  Each of Messrs. Kaye and Landy expressly disclaims beneficial ownership with respect to any Common Stock, other than any Common Stock owned of record by Mr. Kaye or Mr. Landy, respectively.

Item 9	Notice of Dissolution of Group.
Inapplicable.

Item 10	Certification.
Inapplicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2018

WARBURG PINCUS PRIVATE EQUITY VIII, L.P.

	By:	Warburg Pincus Partners, L.P., its general partner
	By:	Warburg Pincus Partners GP LLC, its general partner
	By:	Warburg Pincus & Co., its managing member

	By:	/s/ Robert B. Knauss
		Name:	Robert B. Knauss
		Title:	Partner

WARBURG PINCUS PRIVATE EQUITY X, L.P.

	By:	Warburg Pincus X, L.P., its general partner
	By:	Warburg Pincus X GP L.P., its general partner
	By:	WPP GP LLC, its general partner
	By:	Warburg Pincus Partners, L.P., its managing member
	By:	Warburg Pincus Partners GP LLC, its general partner
	By:	Warburg Pincus & Co., its managing member

	By:	/s/ Robert B. Knauss
		Name:	Robert B. Knauss
		Title:	Partner

WARBURG PINCUS X PARTNERS, L.P.

	By:	Warburg Pincus X, L.P., its general partner
	By:	Warburg Pincus X GP L.P., its general partner
	By:	WPP GP LLC, its general partner
	By:	Warburg Pincus Partners, L.P., its managing member
	By:	Warburg Pincus Partners GP LLC, its general partner
	By:	Warburg Pincus & Co., its managing member

	By:	/s/ Robert B. Knauss
		Name:	Robert B. Knauss
		Title:	Partner

WARBURG PINCUS PRIVATE EQUITY X O&G, L.P.

	By:	Warburg Pincus X, L.P., its general partner
	By:	Warburg Pincus X GP L.P., its general partner
	By:	WPP GP LLC, its general partner
	By:	Warburg Pincus Partners, L.P., its managing member
	By:	Warburg Pincus Partners GP LLC, its general partner
	By:	Warburg Pincus & Co., its managing member

	By:	/s/ Robert B. Knauss
		Name:	Robert B. Knauss
		Title:	Partner

WARBURG PINCUS X, L.P.

By:	Warburg Pincus X GP L.P., its general partner
By:	WPP GP LLC, its general partner
By:	Warburg Pincus Partners, L.P., its managing member
By:	Warburg Pincus Partners GP LLC, its general partner
By:	Warburg Pincus & Co., its managing member

By:	/s/ Robert B. Knauss
Name: Robert B. Knauss
Title: Partner

WARBURG PINCUS X GP L.P.

By:	WPP GP LLC, its general partner
By:	Warburg Pincus Partners, L.P., its managing member
By:	Warburg Pincus Partners GP LLC, its general partner
By:	Warburg Pincus & Co., its managing member

By:	/s/ Robert B. Knauss
	Name:	Robert B. Knauss
	Title:	Partner

WPP GP LLC

By:	Warburg Pincus Partners, L.P., its managing member
By:	Warburg Pincus Partners GP LLC, its general partner
By:	Warburg Pincus & Co., its managing member

By:	/s/ Robert B. Knauss
	Name:	Robert B. Knauss
	Title:	Partner

WARBURG PINCUS PARTNERS, L.P.

By:	Warburg Pincus Partners GP LLC, its general partner
By:	Warburg Pincus & Co., its managing member

By:	/s/ Robert B. Knauss
	Name:	Robert B. Knauss
	Title:	Partner

WARBURG PINCUS PARTNERS GP LLC

By:	Warburg Pincus & Co., its managing member

By:	/s/ Robert B. Knauss
	Name:	Robert B. Knauss
	Title:	Partner

WARBURG PINCUS & CO.

By:	/s/ Robert B. Knauss
	Name:	Robert B. Knauss
	Title:	Partner

WARBURG PINCUS LLC

By:	/s/ Robert B. Knauss
	Name:	Robert B. Knauss
	Title:	Managing Director

CHARLES R. KAYE

By:	/s/ Robert B. Knauss
Robert B. Knauss, Attorney-in-Fact*

JOSEPH P. LANDY

By:	/s/ Robert B. Knauss
Robert B. Knauss, Attorney-in-Fact*

* The Power of Attorney given by each of Mr. Kaye and Mr. Landy was previously filed with the U.S. Securities & Exchange Commission on July 12, 2016 as an exhibit to a beneficial ownership report on Schedule 13D filed by Warburg Pincus LLC with respect to WEX, Inc. and is hereby incorporated by reference.

Schedule 13G Signature Page